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2008 JUN 25 A 9:17

OFFICE OF INTER... CORPORATE...

SUPPL

Press release

Hypo Real Estate Bank International AG announces the successful completion of financing facility for Invesco's European Hotel Real Estate Fund S.a.r.L.

Munich/London, 11 June 2008: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces today that it has provided a financing facility for the acquisition by Invesco's European Hotel Real Estate Fund of the Patio Hotel, Aberdeen, Scotland, to be rebranded Hilton Doubletree Aberdeen for a total investment of €44 million. The Hotel is a city centre property with 168 rooms, meeting space, three restaurants and two bars, and a large spa and fitness centre. The transaction completed on 6 June 2008.

Commenting, Harin Thaker, CEO Europe, Middle East and India – Hypo Real Estate Bank International AG, said: "We are delighted to provide Invesco Real Estate with a highly structured product for its European Hotel Real Estate Fund. The provision of this facility on a pan-European basis again demonstrates our ability to provide the financing solutions required by our clients to support their businesses."

Press contact:
Hypo Real Estate Group
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

PROCESSED
JUN 26 2008 SA
THOMSON REUTERS

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

dlw 6/25

Notes to editors:

About Hypo Real Estate Group:
Hypo Real Estate Group is one of the leading international providers of commercial real estate financing. Following the acquisition of DEPFA Bank plc (DEPFA) in October 2007, it has also become an important global player in the field of public sector and infrastructure finance. The group, with its 2,000 employees, consists of the non-operational, listed Holding company, namely **Hypo Real Estate Holding AG** with headquarters in Munich, Germany, and operational entities. **Hypo Real Estate Bank International AG** and **Hypo Real Estate Bank AG** conduct business worldwide in commercial real estate financing (business segment "Commercial Real Estate"). **DEPFA** conducts business in public sector and infrastructure finance (business segment "Public Sector & Infrastructure Finance"). For more details see www.hyporealestate.com.

About Invesco Real Estate:
Invesco Real Estate in Europe has been providing real estate investment and asset management services since 1996. We currently have offices in London, Munich, Madrid, Paris and Prague, in addition to the real estate offices around the United States and in Asia. Globally, we manage EUR18.7bn of which the European team is responsible for EUR5.9bn. In Europe we have 69 employees who look after 68 clients invested in 137 assets across 11 countries.
Invesco Real Estate is a division of Invesco Asset Management Limited, which is authorised and regulated, in the UK, by the Financial Services Authority. Invesco Asset Management Limited is a Member of Invesco Ltd., which is one of the world's largest independent investment management organizations dedicated to helping people worldwide build their financial security. Source: Invesco Real Estate - all information as at 31 March 2008.

Hypo Real Estate
GROUP

Shareholding Disclosures

18.06.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Susquehanna Ireland Ltd.

WKN: 802 770
ISIN: DE 000 802 770 7

Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Susquehanna Ireland Ltd., Dublin, Ireland, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 16 June 2008 of the following:

'We, Susquehanna Ireland Ltd. (SIL), Dublin, Ireland, would like to make the following notification regarding the holding of voting rights held in Hypo Real Estate Holding AG according to § 21 para. 1 WpHG.

We hereby give notice pursuant to § 21 para. 1 WpHG, that on 13 June 2008 our voting interest held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, exceeded the 5 % threshold of § 21 para. 1 WpHG and amounted to 5.10 % voting rights, i.e. 10,260,964 shares with voting rights, at this day.'

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate

END